12011226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
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FEB 21 2012

Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N27 W23953 Paul Road Suite 202
(No. and Street)

Pewaukee	WI	53072
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lon P. Frederick (262-278-4053)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Ed, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lon P. Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick and Company, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN M TAYLOR
Notary Public
State of Wisconsin

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Year Ended December 31, 2011

Reilly, Penner & Benton LLP

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Year Ended December 31, 2011

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2011

TABLE OF CONTENTS

	Page
SEC Form X-17A-5	1 - 2
Independent Auditors' Report	3
Balance Sheet	4
Statement of Income	5
Statement of Changes in Subordinated Borrowings	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 13
Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1	14
Independent Auditors' Report on Internal Control	15 - 16

RPB CPAs
A century of new ideas

INDEPENDENT AUDITORS' REPORT

Board of Directors
Frederick & Company, Inc.
Pewaukee, Wisconsin

We have audited the accompanying balance sheet of Frederick & Company, Inc. (Company) as of December 31, 2011 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

February 6, 2012
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Balance Sheet
December 31, 2011

ASSETS

Assets:	
Cash - Brokerage account	$ 25,252
Securities owned	
Marketable, at market value	1,299,894
Not readily marketable, at estimated value	315,092
Accounts receivable	4,032
Prepaid expenses	1,988
Other assets	3,000
Total current assets	1,649,258
Property and Equipment:	
Furniture and equipment	36,322
Accumulated depreciation	(33,721)
Net book value	2,601
Total assets	$ 1,651,859

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Line of credit - bank	$ 199,914
Note payable - stockholders	318,609
Checks outstanding in excess of bank balances	25,705
Accounts payable	26,089
Accrued wages and taxes	1,591
Other liabilites	1,167
Total current liabilities	573,075
Subordinated Borrowings	389,226
Total liabilities	962,301
Stockholder's Equity:	
Common stock:	
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 18,811 shares	18,811
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares	42
Additional paid in capital	1,518,219
Retained earnings (deficit)	(847,514)
Total stockholder's equity	689,558
Total liabilities and stockholder's equity	$ 1,651,859

The accompanying notes to financial statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Statement of Income
December 31, 2011

Income:		
Commission income	$	30,669
Gain on sale of investments		19,563
Gain on exercised warrants		9,272
Dividend income		6,419
Other income		57
Total income		65,980
Expenses:		
Employee compensation		66,651
Payroll taxes and benefits		20,792
Communications		6,668
Occupancy		14,160
Legal and professional		54,609
Travel, meetings and entertainment		10,354
Dues and fees		5,529
Depreciation		2,186
Insurance		1,897
Interest		33,645
Office expense		2,712
Unrealized loss on securities owned		135,400
Other expenses		171
Total expenses		354,774
Net loss	$	(288,794)

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Statement of Changes in Subordinated Borrowings
Year Ending December 31, 2011

Subordinated borrowings, beginning of year	$ 370,926
Increase: Accrued interest subject to subordination	18,300
Subordinated borrowings, end of year	$ 389,226

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending December 31, 2011

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2010	$ 18,853	$ 1,518,219	$ (558,720)	$ 978,352
2011 net income	---	---	(288,794)	(288,794)
Balance, December 31, 2011	$ 18,853	$ 1,518,219	$ (847,514)	$ 689,558

The accompanying notes to financial statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Statement of Cash Flows
Year Ending December 31, 2011

Cash Flows from Operating Activities:		
Net loss	$	(288,794)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Receivable		21,968
Prepaid expenses and other assets		194
Accounts payable		6,218
Bank overdrafts		25,704
Accrued wages and taxes		(3,499)
Other liabilities		(5,567)
Depreciation and amortization		2,186
Loss on disposal of assets		493
Realized loss on securities		19,563
Gain on warrants exercised		(9,272)
Unrealized loss on securities		135,400
Net cash used by operating activities		(95,406)
Cash Flows from Investing Activities:		
Purchase of investments		(52,800)
Proceeds on sale of investments		34,518
Purchase of furniture, fixtures & equipment		(2,462)
Net cash used by operating activities		(20,744)
Cash Flows from Financing Activities:		
Repayments on line of credit		(111,000)
Proceeds on line of credit		102,400
Repayments on note payable - stockholder		(34,600)
Proceeds on note payable - stockholder		157,210
Proceeds from subordinated borrowings		18,300
Net cash provided by operating activities		132,310
Increase in cash and equivalents		16,160
Cash and equivalents, beginning of year		9,092
Cash and equivalents, end of year	$	25,252

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Notes to Financial Statements
December 31, 2011

1. Summary of Significant Accounting Policies

Formation of the Company

Frederick & Company, Inc. (a Wisconsin Company) was organized in 1960 and is located in Pewaukee, Wisconsin. The Company is a registered securities broker dealer, but its focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Reserves and Custody of Securities

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The Company has obtained an exemption from SEC 15c3-3 under Subparagraph (k)(1).

Commission Income

The Company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2011, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to United States of America federal informational tax return examinations for years ending through December 31, 2007.

1. Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of renewal and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value

In accordance with accounting principles generally accepted in the United States of America, investments in marketable securities with readily determinable fair value and all investments in debt securities are valued at their fair value in the Balance Sheet. Unrealized gains and losses are included in the change of net assets.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Subsequent Events

Management has evaluated all subsequent events through February 6, 2012 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equality capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $403,913, and net capital requirements of $38,205. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 1.42 to 1.

3. Securities

At December 31, 2011, the Company owns securities, either marketable or not readily marketable, consisting of:

		Fair Value Measurement at Reporting Date Using		
Description	**12/31/2011**	**Quoted Prices in Active markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Corporate stock	$ 1,594,985	$ 1,299,893	$ 131,513	$ 163,579
Corporate notes	20,000	---	20,000	---
Total	$ 1,614,985	$ 1,299,893	$ 151,513	$ 163,579

Marketable securities are valued at the last sales price for securities that market quotations are readily available.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

4. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2011 and is summarized as follows:

Office furniture and equipment	$ 5,756
Automobiles	30,566
	36,322
Less: Accumulated depreciation	(33,721)
	$ 2,601

5. Line of Credit-Bank

The Company has a revolving business bank note for a maximum credit limit of $250,000 expiring in December 2012. At December 31, 2011 there was an outstanding balance on this note of $199,914. Interest is payable monthly at the prime rate. The note is collateralized by marketable securities of the Company included in the financial statements with a fair market value of approximately $701,558.

6. Note Payable-Stockholder

The Company owes two stockholders $318,609 on unsecured notes due on or before December 31, 2012. Interest accrues monthly at the prime rate. Summary of these notes are as follows:

Stockholder note 1	$ 216,204
Stockholder note 2	102,405
	$ 318,609

7. Subordinated Borrowings

The Company owes two stockholders $370,926 for loans and accrued interest subordinated to creditor liabilities at December 31, 2011. The NASD has approved the loans and accrued interest as satisfactory subordination agreements. The loans are due May 2012 and bear interest at the rate of 6%. Appendix D of SEC Rule 15c3-1 requires prior written approval before any repayment of a subordinated agreement can be made. Summary of these amounts are as follows at December 31, 2011:

Stockholder note 1	$ 235,000
Stockholder note 2	70,000
Accrued interest, subordinated	65,926
	$ 370,926

8. Operating Leases

The Company leases office space under an operating lease expiring on November 30, 2014. The lease calls for monthly rental payments of $748. Total rental expense for 2011 totaled $10,171. The following is a schedule, by years, of future minimum payments under the operating leases in effect as of December 31, 2011:

2012	$ 8,976
2013	8,976
2014	8,228
	$ 26,180

9. Warrants Exercised

The Company exercised their right to purchase some of their warrant shares in Orion Energy Systems, Inc. which resulted in a gain of $9,272. The following is a summary of the activity for the year ended December 31, 2011:

Exercise Date	Options Exercised	Option Price	FMV on Exercise Date	Gain on Option
March 31, 2011	6,060	2.50	4.03	$ 9,272

10. Warrants Outstanding

The Company has the right to purchase some or all of their outstanding warrant shares in various companies in subsequent years. The following is a summary of outstanding warrants at December 31, 2011:

Title	# of Shares	Expiration Date	Share Price
IPcelerate	10,075	May 31, 2012	$ 3.50
Qualigen	10,089	June 23, 2014	3.30
Orion	6,980	December 31, 2014	2.25
Orion	32,000	December 31, 2014	2.25
CloSys	39,388	January 18, 2015	0.72
CloSys	31,542	February 5, 2015	0.72
Lifeblood	264,000	July 11, 2016	1.00
Porous Power	33,030	January 2, 2019	0.83
Vision III	75,000	May 1, 2020	5.00

11. Risks and Uncertainties

The Company's securities owned are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the balance sheet and the statement of income.

12. Concentrations

Approximately 91% of the Organization's revenue was received through one company for the year ended December 31, 2011.

13. Bank Overdraft

The Company overdrew one cash account at December 31, 2011 in the amount of approximately $25,000. This was mitigated the next business day when the Company performed a transfer of $25,000. The Company was charged an overdraft fee in the subsequent month of $35.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2011

Aggregate Indebtedness		
Long-term liabilities	$	518,523
Accounts payable		26,089
Bank overdraft		25,705
Accrued expenses		2,758
Total Aggregate Indebtedness	$	573,075
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	38,205
Minimum dollar net capital requirement of reporting broker or dealer	$	6,000
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	689,558
Subordinated borrowings		389,226
Deductions:		
Securities not readily marketable, at estimated fair value		(315,092)
Receivables		(4,032)
Prepaid expenses		(1,988)
Property and equipment		(2,601)
Other assets		(3,000)
Haircuts on securities		(194,984)
Undue concentration		(153,174)
Net Capital		403,913
Net capital requirement (minimum)		29,081
Capital in excess of minimum requirement	$	374,832
Ratio of aggregate indebtedness to net capital		1.42 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	403,913

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

Board of Directors
Frederick & Company, Inc.
(an S corporation)
Pewaukee, Wisconsin

In planning and performing our audit of the financial statements of Frederick & Company, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Frederick & Company, Inc., including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 6, 2012
Milwaukee, Wisconsin